Exhibit 99.1

JEFFS’ BRANDS LTD

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2024	2023
		Unaudited
		USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		2,815	535
Restricted deposit		17	17
Trade receivables		396	629
Other receivables		445	597
Related party receivables	9	53	-
Inventory		4,354	2,386
Total current assets		8,080	4,164
NON-CURRENT ASSETS:
Property and equipment, net		61	59
Investment accounted for using the equity method		1,695	1,940
Investment at fair value		11	67
Intangible assets, net	5	5,330	5,714
Deferred taxes		195	168
Operating lease right-of-use assets		86	127
Total non-current assets		7,378	8,075
TOTAL ASSETS		15,458	12,239

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		521	709
Other payables		1,293	1,533
Related party payables	9	31	66
Total current liabilities		1,845	2,308
NON-CURRENT LIABILITIES:

Derivative liabilities	7	6,406	1,375
Operating lease liabilities		14	45
Total non-current liabilities		6,420	1,420
TOTAL LIABILITIES		8,265	3,728

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value per share - Authorized: 43,567,567 as of June 30, 2024 and December 31, 2023; Issued and outstanding: 9,177,100 shares as of June 30, 2024; and 1,215,512 shares as of December 31, 2023		-	-
Additional paid-in-capital		19,344	16,787
Accumulated deficit		(12,151)	(8,276)
TOTAL SHAREHOLDERS’ EQUITY		7,193	8,511
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,458	12,239

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended June 30,
		U.S. dollars in thousands (*)
		Unaudited
	Note	2024	2023
Revenues		6,198	3,871
Cost of sales		5,441	3,498

Gross profit		757	373

Operating expenses:

Sales and marketing		603	342
General and administrative		2,413	2,067
Equity losses		245	89
Other income		(60)	(158)

Operating loss		(2,444)	(1,967)

Financial expenses (income), net	8	1,367	(148)

Loss before taxes		(3,811)	(1,819)

Tax expenses		64	9

Net loss for the period		(3,875)	(1,828)

Loss per ordinary share (basic and diluted)		(0.69)	(1.54	)(**)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted		5,586,274	1,173,097	(**)

(*)	Except share and per share information

(**)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share split effected in November 2023.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2024 (Unaudited)

	Ordinary Shares		Additional paid-in-	Accumulated
	Number	Amount	capital	deficit	Total

BALANCE AT DECEMBER 31, 2023	1,215,512	-	16,787	(8,276)	8,511
Net loss for the period	-	-	-	(3,875)	(3,875)
Issuance of ordinary shares pre-funded warrants and warrants, net (note 4a.)	1,884,461	-	2,557	-	2,557
Exercise of Series B Warrants (note 4a.)	5,257,127	-	-	-	-
Exercise of Pre-Funded Warrants (note 4a.)	820,000	-	-	-	-
BALANCE AT JUNE 30, 2024	9,177,100	-	19,344	(12,151)	7,193

Six Months Ended June 30, 2023 (Unaudited)

	Ordinary Shares		Additional paid-in-	Accumulated
	Number	Amount	capital	deficit	Total

BALANCE AT DECEMBER 31, 2022	1,180,167	-	16,499	(3,678)	12,821
Net loss for the period	-	-	-	(1,828)	(1,828)
Issuance of ordinary shares to SciSparc Ltd. (see note 3b.)	35,345	-	288	-	288
BALANCE AT JUNE 30, 2023	1,215,512	-	16,787	(5,506)	11,281

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands
	Unaudited
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(3,875)	(1,828)
Adjustments to reconcile net loss to net cash from (used in) operating activities:

Exchange differences on cash and cash equivalent	5	46
Finance expenses on lease liabilities	(3)	-
Amortization of intangible assets	384	347
Depreciation	6	3
Loss from change in the fair value of a financial asset at fair value	57	90
Equity losses	245	89
Change in fair value of derivative liabilities	730	(341)
Changes in deferred taxes, net	(27)	(27)
Issuance costs of financial instruments classified as derivative liabilities	603	-
Changes in operating assets and liabilities:

Decrease in trade receivables	233	196
Increase in related parties balance	(88)	(2)
Decrease (increase) in operating lease right-of-use assets	42	(30)
Increase (decrease) in operating lease liabilities	(42)	31
Decrease in other receivables	151	219
Increase in inventory	(1,968)	(752)
Increase (decrease) in accounts payable and other payables	13	790
Net cash used in operating activities	(3,534)	(1,169)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchase of property and equipment	(8)	(8)
Purchase of investment accounted for using the equity method (see note 3.a)	(98)	(2,993)
Purchase of intangible asset (see note 5)	(330)	(1,682)
Net cash used in investing activities	(436)	(4,683)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

Short term loan repaid	-	(86)
Issuance of ordinary shares, pre-funded warrants and warrants, net	6,255	-
Net cash from (used in) financing activities	6,255	(86)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,285	(5,938)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	535	8,137
LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(5)	(46)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,815	2,153

Supplemental disclosure of cash flow information:
Taxes paid	92	28
Interest paid	-	2
Supplemental disclosure of noncash investing and financing activities:
Issuance of ordinary shares to SciSparc Ltd. in consideration for ordinary shares (see note 3.b)	-	288
Consideration payable to sellers of Fort Products Ltd. included in other payables	-	349
Consideration payable to seller of SciSparc Nutraceuticals Inc. shares included in other payables	-	41

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of September 30, 2024, the Company has five wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”) and Fort Products LLC (“Fort US”), and together with Smart Pro, Top Rank and Jeffs’ Brands Holdings, the “Subsidiaries”). The Company and the Subsidiaries (“Group”) are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon marketplace (“Amazon”) website.

References to the Company hereinafter, unless the context otherwise provides, include Jeffs’ Brands and the Subsidiaries on a consolidated basis.

Smart Pro, a corporation incorporated under the laws of the State of California, was established on December 20, 2017, and commenced its operations in June 2019. As of June 30, 2024, Smart Pro operated four Brands on the Amazon website.

In April 2021, Top Rank, an Israeli company, was incorporated as a wholly owned subsidiary of Jeffs’ Brands.

On February 23, 2023, Jeffs’ Brands Holdings was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands.

On February 23, 2023, the Company purchased approximately 49% of the issued and outstanding shares of SciSparc Nutraceuticals Inc. (“SciSparc U.S.”). For additional information see note 3a.

On March 9, 2023, the Company purchased all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales. For additional information see note 5.

On April 23, 2023, Fort US was incorporated and registered under the laws of the State of Delaware as a wholly owned subsidiary of Jeffs’ Brands Holdings.

b.	Concentration Risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of its brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — GENERAL INFORMATION (cont.)

c.	Liquidity

During the six months ended June 30, 2024, the Group incurred a net loss of $3,875 thousand and cash flows used in operating activities were $ 3,534 thousand. As of June 30, 2024, the Group had an accumulated deficit of approximately $12,151 thousand.

The Group intends to continue to finance its operating activities through the sale of products via the Brands and through raising additional capital, as needed.

On January 29, 2024, the Company completed a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of approximately $7.275 million, before deduction of fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. For additional information see note 4.a.

The Company’s negative cash flow from operations resulted, among other things, from purchase of inventory of $4,001 thousand during the six months period ended June 30, 2024. While the Company generated negative cash flow from operations during the six months ended June 30, 2024, the Company’s management believes that its current cash resources of $1.53 million, together with the realization of inventory in the near future will generate sufficient cash flow for the Company to carry out its operations during the 12 months from September 30, 2024, the date of issuance of these financial statements.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited Interim Financial Statements

The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

b.	Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Group. All intercompany balances and transactions have been eliminated in consolidation.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (cont.)

c.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, deferred taxes, inventory impairment, derivative liability, useful lives of intangible assets, intangible assets impairment as well as in estimates used in applying the revenue recognition policy. Actual results may differ from those estimates.

In the preparation of these condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s consolidated financial statements for the year ended December 31, 2023.

d.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the Group’s financial statements for the year ended December 31, 2023.

e.	Recent Accounting Pronouncements not yet adopted

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued an Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The ASU also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 — INVESTMENT IN AFFILIATE

a.	On February 23, 2023, the Company and Jeffs’ Brands Holdings entered into a stock purchase agreement (as amended on March 22, 2023, the “Wellution Agreement”), with SciSparc Ltd. (“SciSparc”), pursuant to which, on March 22, 2023, Jeffs’ Brands Holdings acquired from SciSparc 57 shares of common stock of SciSparc U.S., a wholly-owned subsidiary of SciSparc that owns and operates Wellution, an Amazon food supplements and cosmetics brand, representing approximately 49% of the issued and outstanding common stock of SciSparc U.S., for approximately $3.0 million in cash. The Company reviewed the transaction and deemed it to be the purchase of assets for accounting purposes under ASC Subtopic 805 “Business Combinations” (“ASC 805”), and not as a business combination. The Company reviewed the guidance under ASC 805 for the transaction and determined that the fair value of the gross assets acquired was concentrated in a single identifiable asset, a brand.

In connection with the closing of the Wellution Agreement, on March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. On September 4, 2024, the Company and SciSparc U.S. entered into an amendment to the SciSparc Consulting Agreement. Pursuant to the amendment to the SciSparc Consulting Agreement, the monthly fee was reduced to $10 thousand beginning on November 2023.

Jeffs’ Brands Holdings owns 49% of the voting rights in SciSparc U.S and has the right to appoint two out of five directors. Management has determined that it has significant influence over SciSparc U.S and accordingly accounts for its investment under the equity method.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations.

The activity in the investment accounted for using the equity method was as follows:

January 1, 2024 – June 30, 2024
USD in thousands
Balance as of January 1, 2024	1,940
Equity losses	(245)
Balance as of June 30, 2024	1,695

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 — INVESTMENT IN AFFILIATE (cont.)

Summarized financial information:

Summarized statement of operations:

	January 1, 2024 – June 30, 2024	February 23, 2023 – June 30, 2023
	USD in thousands
Revenues	840	1,186
Net loss	(500)	(151)

b.	Pursuant to the Wellution Agreement, in connection with the closing of the Wellution Agreement, on March 22, 2023, the Company issued 35,345 ordinary shares, no par value per share (“Ordinary Shares”) to SciSparc and SciSparc issued 13,858 (after giving effect to a 1-for-26 reverse share split effected by SciSparc on September 28, 2023), of its ordinary shares to the Company in a share exchange (collectively, the “Exchange Shares”), representing approximately 2.97% and 4.99%, respectively, of the Company’s and SciSparc’s issued and outstanding ordinary shares. The number of Exchange Shares acquired by each company was calculated by dividing $288 thousand by the average closing price of the relevant company’s shares on the Nasdaq Capital Market for the 30 consecutive trading days ending on the third trading day immediately prior to the closing.

The investment in SciSparc was accounted for as financial asset through profit and loss.

The activity in investment at fair value was as follows:

January 1, 2024 – June 30, 2024
USD in thousands
Balance as of January 1, 2024	67
Revaluation losses	(56)
Balance as of June 30, 2024	11

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 — SIGNIFICANT EVENTS DURING THE PERIOD

a.

On January 25, 2024, the Company entered into a Securities Purchase Agreement with certain institutional investors for aggregate gross proceeds of $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Private Placement closed on January 29, 2024 (“Issuance Date”).

As part of the Securities Purchase Agreement, the Company issued an aggregate of (i) 1,884,461 Ordinary Shares; (ii) Pre-Funded Warrants to purchase up to 820,000 Ordinary Shares at an exercise price of $0.00001 per Ordinary Share; (iii) Series A Warrants to purchase up to 3,380,586 Ordinary Shares at an exercise price of $2.69 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and have a term of sixty-six (66) months from the date of issuance; and (iv) Series B Warrants to purchase, upon the satisfaction of certain conditions, up to 7,994,181 Ordinary Shares at an exercise price of $0.00001 Ordinary Share (following the end of an adjustment period as further described below). The Pre-Funded Warrants are exercisable as of the date of the issuance and will not expire until exercised in full.

L.I.A. Pure Capital Ltd. (“Pure Capital”) participated in the private placement as a purchaser and purchased securities in the amount of $300 thousand. see note 9.c.2.

The number of Ordinary Shares issuable under the Series A and Series B Warrant was subject to an adjustment determined by the trading price of the Ordinary Shares following the effectiveness of a resale registration statement (the “Resale Registration Statement”) (see below) that the Company undertook to file, subject to a pricing floor of $0.68 per Ordinary Share. Pursuant to such, the maximum number of Ordinary Shares underlying each of the Series A and Series B Warrants would have been an aggregate of 13,373,177 Ordinary Shares and 7,994,181 Ordinary Shares, respectively.

Following the effectiveness of the Resale Registration Statement, on March 11, 2024 (i) Series A Warrants are exercisable into a total number of 13,373,177 Ordinary Shares (subject to certain anti-dilution and share combination event protections) and have an exercise price of $0.68 per Ordinary Share; and (ii) Series B Warrants are exercisable into a total number of 7,904,181 Ordinary Shares at an exercise price of per Ordinary Share $0.00001, following the adjustment. Subsequent to such adjustment, the Series B Warrants have a term of sixty-six (66) months from the date of issuance.

As of the date of these consolidated financial statements, pre-funded warrants to purchase 820,000 Ordinary Shares and Series B Warrants to purchase 5,257,127 Ordinary Shares were exercised for an aggregate issuance of 6,077,127 Ordinary Shares.

In connection with the Private Placement, the Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis”) dated January 25, 2024, pursuant to which Aegis agreed to serve as the exclusive placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.50% of the gross cash proceeds received in the Private Placement and to pay for expenses of the purchasers’ and Aegis’ legal counsel up to an aggregate amount of $90 thousand.

b.

On April 25, 2024, the Company received a written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying that the Company was not in compliance with the minimum bid price requirement for continued listing on Nasdaq, as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), because the closing bid price of the Ordinary Shares was below $1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was granted 180 calendar days, or until October 22, 2024, to regain compliance with the Minimum Bid Price Requirement. The Company can regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days.

In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,774	(2,444)	5,330

	December 31, 2023
	Gross Amount	Accumulated Amortization	Net Balance
	U.S. dollars in thousands
Brands	7,774	(2,060)	5,714

Amortization expense was $384 thousand and $347 thousand, for the six months ended June 30, 2024, and 2023, respectively.

a.	On March 2, 2023, the Company entered into a share purchase agreement (the “Fort SPA”), with the holders (the “Sellers”), of all of the issued and outstanding share capital of Fort, a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk, pursuant to which on March 9, 2023, the Company acquired all of the issued and outstanding share capital of Fort, for approximately £2 million (approximately $2.4 million) (the “Fort Acquisition”).

On February 29, 2024, the Company entered into a side letter to the Fort SPA with the Sellers, pursuant to which the Company agreed to increase certain adjustment amount payments to the Sellers by approximately £100 thousand (approximately $128 thousand).

On March 9, 2023, the Company recognized the amount of $1,991 thousand paid in connection with the Fort Acquisition amortized over a period of ten (10) years.

As part of the Fort SPA, the employment of these employees was terminated within three months, with all termination costs to be borne by the Sellers.

Also, in connection with the closing of the Fort Acquisition, on March 9, 2023, Fort and the Sellers entered into a consulting agreement, pursuant to which the Sellers will provide the Company with consultancy services for a period of six months following the closing, at a monthly fee of £2.5 thousand (approximately $3 thousand). On September 20, 2023, the Company and the Sellers entered into a new consulting agreement for indefinite period at a monthly fee of £3.5 thousand (approximately $4.5 thousand) effective as of June 1, 2023 (the “Fort Consulting Agreement”). On July 9, 2024 the Fort Consulting Agreement was terminated.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by ASC 805, Business Combinations.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 — OTHER PAYABLES

	June 30, 2024	December 31, 2023
	USD in thousands
Government institutions	561	428
Employees and related benefits	120	85
Operating lease liabilities	69	82
Liability to sellers	-	(*)430
Revenue Sharing Payment payable	141	140
Accrued expenses and other payables	402	368
	1,293	1,533

(*)	Includes $98 thousand to SciSparc as of December 31, 2023. See Note 9 for additional information.

NOTE 7 — DERIVATIVE LIABILITIES

Additional Warrants

On November 28, 2022, the Company issued additional warrants (the “Additional Warrants”), following certain adjustments pursuant to the terms of the warrants issued as part of the Company’s Initial Public Offering (the “IPO Warrants”), to purchase up to 403,504 Ordinary Shares to certain qualified buyers, as defined in the IPO Warrants. The term of each Additional Warrant is five years from the issuance date. Each Additional Warrant holder receives semi-annual payments equal to approximately 2.3% of the Company’s gross revenues, calculated for the first and second six-month fiscal periods, shared pro rata among qualified holders (“Revenue Sharing Payment”). As of June 30, 2024, the Revenue Sharing Payment was equal to approximately 2.3% of the Company’s revenues for the six months ended June 30, 2024. The Company determined that the Additional Warrants preclude equity classification due to the Revenue Sharing Payment feature. As such, the Additional Warrants were classified as a derivative liability. The derivative liability is recorded at fair value and amounted to $922 thousand as of June 30, 2024.

Additionally, the revenue forecast over the life of the Additional Warrants is a significant input in determining the price of the Additional Warrants as of June 30, 2024.

Series A Warrants

As part of the Private Placement, the Company issued Series A Warrants to purchase up to an aggregate of 3,380,586 Ordinary Shares at an exercise price of $2.69 per Ordinary Share (subject to certain anti-dilution and share combination event protections) as of the Issuance Date. Following effectiveness of the Resale Registration Statement, on March 11, 2024, the Series A Warrants are exercisable into an aggregate of 13,373,208 Ordinary Shares at an exercise price of $0.68 per Ordinary Share (subject to certain anti-dilution and share combination event protections). The Series A Warrants were immediately exercisable, and set to expire within sixty-six (66) months from the date of issuance. According to terms of the Series A Warrants, in an event of a Dilutive Issuance (as defined in the Series A Warrant) or a Share Combination Event (as defined in the Series A Warrant), if the lowest share price during the five consecutive trading days commencing on the date on which the Share Combination Event is effected is less than the exercise price per Ordinary Share (“Exercise Price”), and the total exercise price will be reduced and the number of Series A Warrant shares issuable hereunder shall be increased in such that the aggregate exercise price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price on the issue date.

The Company determined that the Series A Warrants preclude equity classification due to the anti-dilutive protection feature. As such, the Series A Warrants were classified as a derivative liability. The derivative liability is recorded at fair value and amounted to $5,484 thousand as of June 30, 2024.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 — DERIVATIVE LIABILITIES (cont.)

The following table presents changes in the fair value of the derivative Series A Warrants and the Additional Warrants liability during the period (in thousands)

	Series A Warrants	Additional Warrants	Total

Balance as of December 31, 2023	-	1,375	1,375
Issuance on January 29, 2024	4,301	-	4,301
Change in fair value	1,183	(453)	730
Balance as of June 30, 2024	5,484	922	6,406

The following table lists the significant unobservable inputs used for calculation of fair value of the Additional Warrants:

	June 30, 2024	December 31, 2023
Expected volatility	121.91%	101.39%
Exercise price	$14.14	14.14
Share price	$0.30	3.05
Risk-free interest rate	4.47%	3.93%
Dividend yield	-	-
Expected life	3.41	3.91
Weighted average cost of capital (WACC)	20.7%	20.4%

The following table lists the significant unobservable inputs used for calculation of fair value of Series A Warrants:

June 30, 2024
Expected volatility	125.6%
Exercise price	$0.68
Share price	$0.30
Risk-free interest rate	4.33%
Dividend yield	-
Expected life	5.08

NOTE 8 — FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands

Change in fair value of derivative liabilities	730	(341)
Exchange rate differences	20	102
Interest income	(60)	(4)
Issuance costs of financial instruments classified as derivative liabilities	603	-
Revaluation of securities -fair value through profit or loss	57	90
Other finance expenses	17	5
	1,367	(148)

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 — RELATED PARTIES — TRANSACTIONS AND BALANCES

a.	Transactions with interested and related parties:

	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands
Labor cost and related expenses (included in general and administrative) (c1)	140	133
Inventory storage (included in cost of sale) (c2)	207	313
Consulting fees (included in general and administrative) (c2)	78	95
Consulting fees (included in general and administrative) (c3)	120	-
Other income (c4)	(60)	(158)
Revenue Sharing Payment (included in general and administrative) (c5)	21	19
	506	402

b.	Balances with interested and related parties:

	Period ended
	June 30, 2024	December 31, 2023
	U.S. dollars in thousands
ASSETS:
Related parties (c4)	53	-
	53	-
LIABILITIES:
Related parties (c7)	31	66
Chief executive officer salary (included in other account payable) (c1)	19	18
Revenue Sharing Payment (included in other account payable) (c5)	21	21
Liability to SciSparc (included in other account payable) (c6)	-	98
Liability to Xylo (included in other account payable) (c3)	20	-
Liability to supplier (included in trade payable) (c2)	33	69
Liability to consultant (included in other account payable and trade payable) (c2)	18	17
	142	289

c.	Additional information:

1.	The Company's chief executive officer monthly salary is NIS 80 thousand (approximately $21 thousand) plus VAT.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 — RELATED PARTIES — TRANSACTIONS AND BALANCES (cont.)

2.	On October 26, 2022, the Company and Pure Capital entered into a consulting agreement (the “Pure Capital Consulting Agreement”) pursuant to which Pure Capital will provide consultancy services to the Company for a monthly fee of NIS 57.75 thousand (approximately $16 thousand). Pursuant to the Pure Capital Consulting Agreement, Pure Capital is also entitled during the term of the Pure Capital Consulting Agreement to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, whether or not currently outstanding, and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital and approved by the Chief Executive Officer and Chairman of the board of directors based on the Pure Capital Consulting Agreement. In March 2023, the Company paid Pure Capital $352 thousand in accordance with the terms of the Pure Capital Consulting Agreement. The consultancy fees were paid in consideration for the investments in Fort and SciSparc. Additionally, on October 26, 2022, the Company and Pure NJ Logistics LLC, a company wholly-owned by Pure Capital and a director of the Company, entered into a warehouse storage agreement located in New Jersey.

On February 5, 2024, the Company paid Pure Capital $100 thousand pursuant to the terms of Pure Capital Consulting Agreement in connection with the Company’s initial public offering.

On September, 4, 2024, the Company and Pure Capital signed an amendment to the Pure Capital Consulting Agreement. According to the amendment Pure Capital will be entitled to a special bonus upon the consummation of an offering of securities of the Company, including proceeds received from exercise of warrants issued, according to the below distribution, which is based on gross proceeds: (i) up to $2.5 million, Pure Capital will be entitled to a bonus payment of $50,000; (ii) between $2.5 million and $5 million, Pure Capital will be entitled to a bonus payment of $100 thousand; (iii) between $5 million and $10 million, Pure Capital will be entitled to a bonus payment of $200 thousand; (iv) above $10 million, Pure Capital will be entitled to a bonus payment of $300 thousand, instead of 7% of the gross proceed paid to the Company.

3.	On April 30, 2024, the Company entered into a consulting agreement (the “Xylo Consulting Agreement”) with Xylo Technologies Ltd. (formerly Medigus Ltd) (“Xylo”), pursuant to which Xylo will provide consultancy services to the Company for a monthly fee of $20 thousand. The Xylo Consulting Agreement is for a period of thirty-six (36) months beginning January 2024 and may be terminated for cause with thirty (30) days advance notice. The consultancy services fees paid according to the Xylo Consulting Agreement are included in other expenses.

4.	On March 22, 2023, the Company entered into a consulting agreement with SciSparc (the “SciSparc Consulting Agreement”), pursuant to which the Company will provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus in the amount of $51 thousand. The SciSparc Consulting Agreement is for an undefined period of time and may be terminated by either party with 30 days advance notice. In November 2023 the monthly fee was reduced to $10 thousand. The consultancy services fees paid pursuant to the SciSparc Consulting Agreement are included in other income in the condensed consolidated statements of operations.

JEFFS’ BRANDS LTD
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 — RELATED PARTIES — TRANSACTIONS AND BALANCES (cont.)

5.	In April 2024, the Company paid $12 thousand to Xylo and $9 thousand to Pure Capital in connection to Revenue Sharing Payment. The outstanding payable to Xylo and Pure Capital as of June 30, 2024, is $12 thousand and $9 thousand, respectively.

6.	The outstanding amount due to SciSparc in connection with the closing of the Wellution Agreement was $98 thousand. This amount was paid on January 31, 2024.

7.	During the six months ended June 30, 2024 the Company paid to Xylo $25 thousand in connection with the outstanding payable amount related to Xylo employee services provided to the Company.

NOTE 10 — SUBSEQUENT EVENTS

a.	On July 1, 2024, Fort entered into a lease agreement for a new warehouse in the UK. The lease agreement is for a period of five years and the annual rent fees £52,000.

b.	On July 17, 2024, the shareholders of the Company approved at the annual general meeting the following: (i) the re-election of the directors Liron Carmel and Eliyahu Yoresh until the close of the annual general meeting to be held in 2027, or earlier by resignation or removal, as applicable, (ii) the adoption of a new compensation policy for the Company’s executive officers and directors, (iii) the amendment to the articles of association of the Company, adoption of new compensation terms to each of the chairman and the chief executive officer of the Company, (iv) a reverse split of the Company’s issued and outstanding Ordinary Shares in a range between 1:2 and 1:22, to be affected at the discretion of, and at such ratio and on such date to be determined by, the board of directors and (v) the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders.